SHUTTERSTOCK, INC.
INSIDER TRADING AND DISCLOSURE POLICY

To all Employees, Officers and Directors and designated consultants of Shutterstock, Inc.

Team:

Attached is a copy of Shutterstock’s Insider Trading and Disclosure Policy as most recently adopted by our Board of Directors, which supersedes all prior trading policies. These policies apply to all officers, employees, directors and designated consultants of Shutterstock, Inc. and its subsidiaries.

As you will see from the attached Insider Trading and Disclosure Policy, the consequences of improper dealings in securities are devastating, both for the individual and for Shutterstock. The laws and regulations on insider trading have grown in complexity, the penalties for noncompliance have increased significantly, and the United States Securities and Exchange Commission, U.S. Attorneys and state authorities have stepped up both civil and criminal enforcement activity. Please take a few minutes right now to read the Statement of Policies and then sign the certification on the last page and return it to the Office of the General Counsel.

If you have any questions about the attached Insider Trading and Disclosure Policy or your personal situation, you are encouraged to reach out to the Office of the General Counsel or the Compliance Officer, at counsel@shutterstock.com or complianceofficer@shutterstock.com.

SHUTTERSTOCK, INC.
INSIDER TRADING AND DISCLOSURE POLICY

Effective Date: January 27, 2025

This document sets forth the Insider Trading and Disclosure Policy (the “Policy”) regarding trading in the stock and other securities of Shutterstock, Inc. (the “Company”) and, where applicable, the disclosure of such transactions. All references to the “Company” in the document include any subsidiaries of Shutterstock, Inc. The Policy is to be delivered to all new officers, employees, directors and designated consultants upon the commencement of their relationships with the Company, and is to be circulated to all personnel at least annually. The Company’s Board of Directors shall oversee the implementation and enforcement of the Policy.

Applicability

This Policy applies to:

•all officers and employees of the Company;
•all members of the Company’s Board of Directors;
•any consultants, advisors and contractors to the Company that the Company designates;

•all family members who share the same address as, or are financially dependent upon, the above persons and any other person who shares the same address as the above persons (other than (x) an employee or tenant of the above persons or (y) another unrelated person whom the General Counsel determines should not be covered by this policy); and

•Family trusts or other entities controlled by or benefiting individuals subject to the Policy.

General Statement

Nonpublic information relating to the Company or its business is the property of the Company. The Company prohibits the unauthorized disclosure of any such nonpublic information acquired in the work-place or otherwise as a result of an individual’s employment or other relationship with the Company, as well as the misuse of any material nonpublic information about the Company or its business in securities trading.

Insider Trading Compliance Officer

The Company has appointed the Company’s General Counsel, and any person reporting to the General Counsel that the General Counsel may designate, as a “Compliance Officer” for the Insider Trading and Disclosure Policy. Please direct your questions as to any of the matters discussed in this Policy to the Office of the General Counsel, which can be reached at counsel@shutterstock.com or complianceofficer@shutterstock.com.

General Policies
The following are the general rules of the Company’s Insider Trading Policy that apply to all Company officers, employees, directors and designated consultants. It is very important that you understand and follow these rules. If you violate them, you may be subject to disciplinary action by the Company (including termination of your employment for cause). You could also be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

The terms “black-out period,” “material information,” “nonpublic information” and “trading window” are defined below.

Officers, directors, large stockholders and affiliates of the Company are subject to certain additional policies and restrictions. See “Additional Policies and Restrictions Applicable to Officers, Directors, Large Stockholders and Affiliates” on page 7.

1.Do not trade during black-out periods. The Company prohibits all employees, officers, designated consultants, executive officers and members of the Board of Directors from buying, selling, trading or donating any securities of the Company during black-out periods (whether regularly scheduled black-out periods, or special black-out periods implemented from time to time). It is your responsibility to know when the Company’s regular quarterly black-out periods begin (you will be notified when they end). If you are informed that the Company has implemented a special black-out period, you may not disclose the fact that trading has been suspended to anyone, including family members (other than those subject to this Policy who would be prohibited from trading because you are), friends or brokers. You should treat the imposition of a special black-out period as material nonpublic information.

Remember to cancel any “limit” orders or other pending trading orders you have in place during a black-out period (unless the orders were made pursuant to an approved Rule 10b5-1(c) trading program).

2.Do not trade while in possession of material nonpublic information. From time to time, you may come into possession of material nonpublic information as a result of your relationship with the Company. You may not buy, sell, donate or trade in any stock of the Company or other securities involving the Company’s stock at any time while you possess material nonpublic information concerning the Company (whether during a “black-out period” or at any other time). You must wait to trade until newly released material information has been public for at least two full trading days (a trading day is a day on which the stock market is open). In addition, before trading, you must comply with the Company’s pre-clearance procedures described below.

3.If you are an officer, director, or employee listed on Attachment A (which may be updated from time to time by the Compliance Officer), you are considered an insider and must pre-clear all trades involving the Company’s stock and refrain from trading in the Company’s stock, even during an open trading window, unless you first comply with the Company’s pre-clearance procedures and are not in possession of material nonpublic information. To pre-clear a transaction, you must get the approval of the Compliance Officer before you enter into the transaction. An insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the insider believes he or she may suffer an economic loss or forego anticipated profit by waiting. In pre-clearing a trade, and in addition to reviewing the substance of the proposed trade, the Compliance Officer may consider whether it will be possible for both the individual and the Company to comply with any applicable public reporting requirements. Once you have received pre-clearance from the Compliance Officer for a particular trade, you must complete the trade within five (5) business days. If you do not complete the trade within such five (5) business day period, you must re-submit the trade to the Compliance Officer for pre- clearance. Notwithstanding any pre-clearance granted by the Compliance Officer, you may not trade while in possession of material nonpublic information. For purpose of this section, a trade shall be deemed to occur at the time you become irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).

4.Do not give nonpublic information to others. Do not give any nonpublic information concerning the Company (which would constitute “tipping” under securities laws) to any other person, including family members, and don’t make recommendations or express opinions about trading in the Company’s stock under any circumstances.
5.Do not discuss Company information with the press, analysts or other persons outside of the Company. Announcements of Company information are regulated by Company policy (separate from this Policy) and may only be made by persons specifically authorized by the Company to make such announcements. Laws and regulations govern the nature and timing of such announcements to outsiders or the public and unauthorized disclosure could result in substantial liability for you, the Company and its management. If you receive inquiries by any third party about Company information, you should notify the Compliance Officer or the Company’s Director of Investor Relations immediately.

6.Do not participate in Internet “chat rooms” in which the Company is discussed. You may not participate in online dialogues, message boards, social media, or similar activities involving the Company, its business or its stock.

7.Do not use material nonpublic information to trade in other companies’ stock. Do not buy, sell, donate, tip or trade in the stock of the Company’s customers, vendors, suppliers or other business partners, or companies in the same industry as the Company when you have material nonpublic information directly or indirectly concerning these business partners that you obtained in the course of your relationship with the Company and that would give you an advantage in trading or recommend to another person that they do so.

8.Do not engage in hedging, derivative transactions or any other speculative transactions involving the Company’s stock. You may not engage in hedging or derivative transactions, such as “cashless” collars, forward contracts, equity swaps or other similar or related transactions. Do not engage in any transactions that suggest you are speculating in the Company’s stock (that is, that you are trying to profit in short-term movements, either increases or decreases, in the stock price). You may not engage in any short sale, “sale against the box” or any equivalent transaction involving the Company’s stock (or the stock of any of the Company’s business partners in any of the situations described above). A short sale involves selling shares that you do not own at a specified price with the expectation that the price will go down so you can buy the shares at a lower price before you have to deliver them.

In addition, if you are trading in Company stock pursuant to a “blind trust” or a Rule 10b5-1(c) trading program (see “Exceptions for Blind Trusts and Pre-Arranged Trading Programs” below), there may be additional restrictions on your ability to engage in a hedging transaction.

Lastly, the Company prohibits you from margining or pledging your Company stock to secure a loan to you, or from purchasing Company stock “on margin” (that is, borrow funds to purchase stock, including in connection with exercising any Company stock options).

Any exceptions to the prohibitions of this paragraph 8 must be approved in writing in advance by the Company’s Chief Financial Officer and the Compliance Officer.

9.Make sure your family and household members and persons controlling family trusts (and similar entities) do not violate this Policy. For purposes of this Policy, any transactions involving Company stock in which members of your family who live with you or are financially dependent upon you engage or any other person who shares the same address as you (other than an employee or tenant of you or another unrelated person whom the General Counsel determines should not be covered by this policy) engage, or by family trusts, partnerships, foundations and similar entities over which you or other individuals covered by this Policy have control, or whose assets are held for the benefit of you or other individuals covered by this Policy, are the same as transactions by you. You are responsible for making sure that such persons and entities do not engage in any transaction that would violate this Policy if you engaged in the transaction directly.
Certain family trusts and other entities of this type having an independent, professional trustee who makes investment decisions on behalf of the entity, and with whom you do not share Company information, may be eligible for an exemption from this rule. Please contact the Compliance Officer if you have questions regarding this exception. You should assume that this exception is not available unless you have first obtained the approval of the Compliance Officer.

Exceptions to the General Policies
The following exceptions to the general insider trading policies apply:

1.Exceptions for Purchases Under Employee Stock Option and Stock Purchase Plans

The exercise (without a sale) of stock options under the Company’s stock option plans and the purchase of shares under the Company’s employee stock purchase plan are exempt from this Policy, since the other party to the transaction is the Company itself and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

But, any subsequent sale of shares acquired under a Company stock plan is subject to this Policy (including any sales that occur on the same day as an exercise to cover the exercise price or tax withholding obligations associated with the exercise of the stock option).
2.Exceptions for Transactions Under 401(k) Plan

Acquisitions or dispositions of Company common stock under the Company’s 401(k) or other individual account plan that are made pursuant to standing instructions not entered into or modified while you are aware of material nonpublic information or during a black-out period are exempt from this Policy.

If you wish to issue such standing instructions, please contact the Compliance Officer. The Compliance Officer will review proposed arrangements to determine whether they will or may result in transactions taking place during periods in which you may be in possession of material nonpublic information. The Company reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company.

If you are an executive officer or director of the Company, such transactions require the prior approval of the Compliance Officer, which approval shall not to be unreasonably withheld or delayed.

3.Exceptions for Bona Fide Gifts

Other than charitable donations, bona fide gifts are exempt from this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the securities while the person making the gift is aware of material nonpublic information or during a black-out period. You should notify the Compliance Officer in advance if you intend to make a gift of shares of Company stock.

4.Exceptions for Blind Trusts and Pre-Arranged Trading Programs

Rule 10b5-1(c) of the Securities Exchange Act of 1934 provides an affirmative defense against insider trading liability under federal securities laws for a transaction done pursuant to “blind trusts” (generally, trusts or other arrangements in which investment control has been completely delegated to a third party, such as an institutional or professional trustee) or pursuant to a written trading plan (“10b5-1 trading plan”), or a binding contract or instruction, entered into in good faith during a trading window and at a time when the insider was not aware of material nonpublic information. The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to a 10b5-1 trading plan and the Company may, in appropriate circumstances, permit transactions pursuant to a blind trust to take place during periods in which the individual entering into the transaction may have material nonpublic information or during black-out periods.

If you wish to enter into a blind trust arrangement or a 10b5-1 trading plan, you must notify the Compliance Officer. The Compliance Officer will review proposed arrangements and the Company reserves the right to bar any transactions in Company stock, even those pursuant to arrangements previously approved, if the Company determines that such a bar is in the best interests of the Company.

If you are an executive officer or director of the Company, entry into a blind trust arrangement or a 10b5-1 trading plan requires the prior approval of the Compliance Officer, which approval shall not to be unreasonably withheld or delayed.

Application of Policy After Employment Terminates

If your employment terminates at a time when you have or think you may have material nonpublic information about the Company or its business partners, the prohibition on trading on such information continues until such information is absorbed by the market following public announcement of it by the Company or another authorized party, or until such time as the information is no longer material.

Potential Criminal and Civil Liability and/or Disciplinary Action
The penalties for “insider trading” include civil fines of up to three times the profit gained or loss avoided, and criminal fines of up to $5,000,000 and up to twenty years in jail for each violation. You can also be liable for improper transactions by any person to whom you have disclosed material nonpublic information or made recommendations on the basis of such information as to trading in the Company’s securities (“tippee liability”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority (FINRA) use sophisticated electronic surveillance techniques to uncover insider trading. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment for cause.
Definitions used in this Policy

1.Black-Out Period. Regularly scheduled black-out periods will begin at the end of the trading day of the fifteenth day of the third calendar month of the fiscal quarter and will end at the close of the second full trading day (day on which the stock market is open) after disclosure of the quarter’s financial results.

In addition to the regularly-scheduled black-out periods, the Company, through the Compliance Officer, may from time to time designate other periods of time as a special black-out period (for example, if there is some development with the Company’s business that merits a suspension of trading by Company personnel). The Company may not widely announce the commencement of a special black-out period, as that information can itself be sensitive information. For this reason, it is extremely important that, if applicable, you adhere to the pre-clearance procedures outlined in this Policy to ensure that you do not trade during any special black-out period.

2.Material Information. It is not possible to define all categories of “material” information, but information should be regarded as material if it is likely that it would be considered important to an investor in making an investment decision regarding purchase or sale of the Company’s stock.

While it may be difficult to determine whether particular information is material or not, there are some categories of information that are particularly sensitive and that should almost always be considered material. Examples include: financial results and projections (especially to the extent the Company’s own expectations regarding its future financial results differ from analysts’ expectations), news of a merger or acquisition, news of an acquisition or disposition of significant assets, expansion of operations into new markets, new marketing or business announcements of a significant nature, gain or loss of a major customer or supplier, major product announcements, significant developments involving corporate relationships, impending bankruptcy or financial liquidity problems, stock splits, new equity or debt offerings, significant litigation exposure due to actual or threatened litigation, changes in senior management or the board of directors, a change in the Company’s accountants or accounting policies, or any major problems or successes of the business. Either positive or negative information may be material. If you have any questions regarding whether information you possess is material or not, you should contact the Compliance Officer.

3.Nonpublic Information. Information about the Company is considered to be “nonpublic” if it is known within the Company but not yet disclosed to the general public. The Company generally discloses information to the public either via press release or in the regular quarterly and annual reports that the Company is required to file with the SEC. Information is considered “public” only after it has been publicly available, through press release or otherwise, for at least two trading days. If you have any questions regarding whether any information you possess is nonpublic or has been publicly disclosed, you should contact the Compliance Officer.

4.Trading Window. The period outside a black-out period is referred to as the “trading window.” Trading windows that occur between the regularly-scheduled quarterly black-out periods can be “closed” by the imposition of a special black-out period if there are developments meriting a suspension of trading by Company personnel. In addition, the Company, through the Compliance Officer, may authorize longer or additional trading windows in which buying, selling or otherwise effecting transactions in the Company’s securities will be permitted pursuant to this Policy.

Questions

Please direct questions you have regarding this Policy and any transactions in Company securities to the Compliance Officer.

Additional Policies and Restrictions Applicable to Officers, Directors, Large Stockholders and Affiliates
The following additional policies and restrictions (the “Additional Policies”) apply to officers, directors, large stockholders and affiliates of the Company, as further specified below. If you violate these rules, you may be subject to disciplinary action by the Company (including termination of your employment for cause). In addition, you could be in violation of applicable securities laws (and subject to civil and criminal penalties, including fines and imprisonment). Note that it is your individual responsibility to comply with the laws against insider trading. This Policy is intended to assist you in complying with these laws, but you must always exercise appropriate judgment in connection with any trade in the Company’s stock.

Persons subject to these Additional Policies are also subject to the general policies described in the preceding section (with the more restrictive policy applying in any case where there is a conflict).

The terms “black-out period,” “material information,” “nonpublic information” and “trading window” were defined above.
1.Observe the Section 16 liability rules applicable to officers and Board members and 10% stockholders. Members of the Company’s Board of Directors, certain officers of the Company and 10% stockholders must also conduct their transactions in Company securities in a manner designed to avoid liability under the “short-swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934. The Board of Directors has determined those persons who are “executive officers” and who are thus, along with the members of the Board of Directors (collectively, the “Section 16 Individuals”), subject to the “short-swing” trading rules. The Board of Directors will from time to time as appropriate amend such determination to reflect the election of new officers or directors, any change in function of current officers, and the resignation or departure of current officers or directors.

The practical effect of these provisions is that Section 16 Individuals who purchase and sell, or sell and purchase, Company securities within a six-month period must disgorge all profits deemed made or losses deemed avoided whether or not they had any nonpublic information at the time of the transactions.

2.Comply with public securities law reporting requirements. Federal securities laws require that Section 16 Individuals, large stockholders and affiliates of the Company publicly report transactions in Company stock (on Forms 3, 4 and 5 under Section 16, Form 144 with respect to restricted and control securities, and, in certain cases, Schedules 13D and 13G). The Company takes these reporting requirements very seriously and requires that all persons subject to public reporting of Company stock transactions adhere to the rules applicable to these forms. Where issues arise as to whether reporting is technically required (particularly issues that turn on facts specific to the transaction and the individuals involved, or on unsettled issues of law), the Company encourages its insiders to choose to comply with the spirit and not the letter of the law – in other words, to err on the side of fully and promptly reporting the transaction even if not technically required to do so. The Company may provide reasonable assistance to Section 16 Individuals, as requested by such Section 16 Individuals, in connection with the filing of Forms 3, 4 and 5 under Section 16.

However, the ultimate responsibility, and liability, for timely filing remains with the Section 16 Individuals.

3.Comply with trading restrictions imposed in connection with pension plan black-out periods. Federal securities laws prohibit Section 16 Individuals from trading in company securities during a “pension plan black-out period.” The Company is required to provide you with advance notice of a pension plan black-out period. If you receive such a notice, you must refrain from engaging in most transactions involving Company securities (including exercising stock options, notwithstanding the provisions contained in “Exemptions for Purchases Under Employee Stock Option and Stock Purchase Plans” above) until the pension plan black-out period has terminated. If you engage in a prohibited transaction during a pension plan black-out period, you will be required to turn over profits on the transaction (which may include amounts in excess of actual economic profits you realize on the transaction) to the Company.

In addition, where the Company is required to report transactions by individuals, the Company expects full and timely cooperation by the individual.

Effective Date: January 27, 2025

INSIDER TRADING POLICY ACKNOWLEDGMENT

By clicking “I AGREE”, I acknowledge that I have read, understand and agree to comply with the Shutterstock, Inc. Insider Trading and Disclosure Policy. I agree that I will be subject to sanctions imposed by the Company, in its discretion, for violation of the Policy, and that the Company may give stop-transfer and other instructions to the Company’s transfer agent against the transfer of Company securities as necessary to ensure compliance with the Policy. I acknowledge that one of the sanctions to which I may be subject as a result of violating the Company’s policy is termination of my employment including termination for cause.

ATTACHMENT A

SHUTTERSTOCK, INC.
PERSONS SUBJECT TO PRE-CLEARANCE OF
TRADES AS OF

January 27, 2025

All employees other than non-salaried employees of the Company, unless such person has been notified in writing by the Compliance Officer that the pre-clearance of trades applies to them.